EXHIBIT 99.04

Chunghwa Telecom announces its operating results for September 2017

Date of events: 2017/10/11

Contents:

1.Date of occurrence of the event:2017/10/11

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: Telecom consolidated revenue for September 2017 was NT$19.43 billion, a 3.6 % decrease year-over-year. Operating costs and expense were NT$15.40 billion, a 7.2% decrease year-over-year. Operating income was NT$4.02 billion, a 13.5% increase year-over-year. Pretax income was NT$4.16 billion, a 10.2% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.33 billion, a 10.0% increase year-over-year, and EPS was NT$0.43.

In September, mobile communications business revenue decreased year-over-year. Value-added service revenue increased year-over-year driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution as well as the decrease of sales revenue.

Internet revenue increased year-over-year. Broadband access revenue decreased slightly year-over-year while MOD revenue increased year-over-year. Local revenue decreased year-over-year while ICT project revenue remained flat year-over-year.

Operating costs and expenses in September decreased year-over-year mainly due to the decrease of cost of goods sold and interconnection expenses.

Revenue for the third quarter was NT$56.42 billion, a 3.6% decrease year-over-year. Operating income was NT$12.42 billion, a 8.1% increase year-over-year. Pretax income was NT$12.58 billion, a 5.9% increase year-over-year. Net income attributable to stockholders of the parent company was NT$10.15 billion, a 6.0% increase year-over-year. Additionally, the total revenue, operating income, pretax income and EPS for the third quarter were 96.9%, 104.8%, 103.6% and 103.8% of the third quarter guidance respectively.

Accumulated till the end of September, total revenue was NT$166.63 billion, a 2.9% decrease year-over-year. Operating income was NT$36.27 billion, a 4.9% decrease year-over-year. Pretax income was NT$37.26 billion, a 6.0% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$30.19 billion, a 6.5% decrease year-over-year and EPS was NT$3.89. Additionally, accumulated total revenue, operating income, pretax income and EPS were respectively 72.1%, 81.2%, 81.5% and 81.9% of the guidance of the year.

6.Countermeasures:None

7.Any other matters that need to be specified:None